
Mail Stop 4631   January 11, 2010

J. Cameron Drecoll
Chief Executive Officer
Broadwind Energy, Inc.
47 East Chicago Avenue
Suite 332
Naperville, IL 60540

Re: Broadwind Energy, Inc.
Amendment No. 4 and Amendment No. 5 to Registration Statement on Form S-1
Filed January 5, 2010 and January 6, 2010
File No. 333-162790

Dear Mr. Drecoll:

We have reviewed your filings and have the following comments.

<u>Amendment No. 4 to Registration Statement on Form S-1 Filed January 5, 2010</u>

<u>Exhibit 5.1</u>

1. We note the reference and limitation to the General Corporation Law of the State of Delaware in the penultimate paragraph of counsel's opinion. Please have counsel revise the opinion to reflect that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

<u>Amendment No. 5 to Registration Statement on Form S-1 Filed January 6, 2010</u>

<u>General</u>

2. Please revise your disclosure to provide executive compensation information for the fiscal year ended December 31, 2009. Please refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

*   *   *   *

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert L. Verigan, Esq.
       Sidley Austin LLP
       One South Dearborn Street
       Chicago, IL 60603